UNITED STATE SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Chee Corp.

(Exact Name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	333-216868 (Commission File Number)	32-0509577 (IRS Employer Identification No.)

Guo Fu Center, No. 18 Qin Ling Road, Laoshan District. Qingdao,

266000, China

 (Address, including zip code, of principal executive offices)

 (318) 497-4394

(Registrant’s telephone number, including area code)

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being furnished on or about September 3, 2020, to all of the stockholders of record at the close of business on August 18, 2020, of the common stock of Chee Corp.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about September 3, 2020, to holders of record on August 18, 2020, of shares of common stock (“Stock”) of Chee Corp., Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being filed with the Securities and Exchange Commission (“SEC”) on or about September 4, 2020.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company (the “Board”). On or about September 1, 2020, Farm House Partners LLC, an Arizona limited liability company (“Buyer”) entered into a Stock Purchase Agreement with Da Wei Jiang (“Seller”), pursuant to which Buyer will purchase from Seller, and Seller will sell to Buyer, 4,500,000 shares of the outstanding common stock of the Company (the “Purchase Agreement”). Following the closing of this transaction, which is expected to occur on or about September 3, 2020, Buyer will own approximately 78.8% of the Company’s common stock.

In connection with the closing of the Purchase Agreement, the sole director will resign as director of the Company, and Mike Witherill and Aaron Klusman (the “Incoming Directors”) will be appointed as directors of the Company to take office 10 days after the mailing of this Schedule 14f-1, resulting in a change in a majority of the directors.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on or about September 2, 2020, that will result in a change of control of the Company. It also contains certain biographical and other information concerning the expected executive officers and directors of the Company. Copies of this material also may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding public companies that file reports with the SEC. Copies of the Company’s other public filings may be obtained from the SEC’s website at http://www.sec.gov.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company has one class of voting securities: (a) common stock, par value $0.001 per share, of which 5,707,250 shares are outstanding. Each share of common stock entitles the holder thereof to one vote on each matter put to a vote of stockholders.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of the closing of the transaction contemplated in the Purchase Agreement regarding shares of our stock beneficially owned by each person known by the Company to own beneficially more than 5% of the outstanding voting stock of stock.

Title of Class	Name and Address of Beneficial Owner	Amount of Nature of Beneficial Ownership	Percent of Class
Common	Mike Witherill* 1206 E. Warner Rd Suite 101-I Gilbert, AZ 85296	4,500,000 shares	78.8%

* Shares held by Farm House Partners LLC. Mr. Witherill is beneficial owner by virtue of his position as manager of Farm House Partners LLC.

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Stock for (a) each executive officer, director, and nominee for director of the Company following the change of officers and directors expected to take place as a result of the closing of the transaction contemplated by the Purchase Agreement, and (b) directors and executive officers of the Company as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mike Witherill 1206 E. Warner Rd Suite 101-I Gilbert, AZ 85296	4,500,000 shares*	78.8%
Common	Aaron Klusman 5105 E Exeter Blvd Phoenix, AZ 85018	0 shares	N/A
Common	Directors and Executive Officers as a Group	4,500,000 shares	78.8%

* This number includes shares held by Farm House Partners LLC, of which Mr. Witherill is manager.

Changes in Control

On or about September 1, 2020, Farm House Partners LLC, an Arizona limited liability company (“Buyer”) entered into a Stock Purchase Agreement with Da Wei Jiang (“Seller”), pursuant to which Buyer will purchase from Seller, and Seller will sell to Buyer, 4,500,000 shares of the outstanding common stock of the Company (the “Purchase Agreement”). Following the closing of this transaction, which is expected to occur on or about September 3, 2020, Buyer will own approximately 78.8% of the Company’s common stock. The amount of consideration paid for the Shares is $283,973 and the sources of such consideration are loans from two unaffiliated third parties. Each loan matures 90 days after the date of the loan and accrues interest at a rate of 10% per annum.

DIRECTORS AND EXECUTIVE OFFICERS

Changes to the Board of Directors

In connection with the closing of the Purchase Agreement, the sole director prior to the closing will resign as director of the Company and Mike Witherill and Aaron Klusman (the “Incoming Directors”) will be appointed as directors of the Company effective 10 days after the mailing of this Schedule 14f-1, resulting in a change in a majority of the directors.

Material Proceedings

There are no material proceedings to which either of the Incoming Directors is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Identification of Directors and Executive Officers

Directors

Name	Age	Positions	Term*	Period of Service Began
Aaron Klusman	40	Director, Chairman, and CEO	Approx. 9/13/2020 – 9/13/2021	Approx. 9/13/2020
Mike Witherill	58	Director, Vice-Chairman, Secretary, and Treasurer	Approx. 9/13/2020 – 9/13/2021	Approx. 9/13/2020

* The Incoming Directors will be appointed to take office 10 days after the mailing of this Schedule 14f-1 All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

There are no agreements with respect to electing directors. The Board appoints officers annually and each executive officer serves at the discretion of the Board.

Aaron Klusman - Aaron Klusman is a serial entrepreneur/private investor who specializes in real estate development. Mr. Klusman serves as Chief Executive Officer, director, and Chairman of the Board of Rivulet Media, Inc. Mr. Klusman co-founded Camelback Realty Group, LLC in 2005 as a real estate holding company and member or partner in other real estate LLCs and partnerships. Mr. Klusman is Co-Founder/Managing Partner in the private investment firm Camelback Partners. He is a Co-Founder/Managing Partner of Camelback Realty Group, which invests principally in real estate land and development. He is Founder/Owner of Neighborhood Concepts, under which he has founded such companies as Zoyo Neighborhood Yogurt, Modern Grove Neighborhood Eatery & Market and Neighborhood Initiatives Beverage Co, in 2016. He is a partner in First Cup, a regional franchisee of Dunkin Donuts, where he assists with business development throughout Arizona, Nevada, California and Colorado. Mr. Klusman also founded Klusman Family Holdings, LLC in 2009, a holding company for other real estate entities. Mr. Klusman serves on the boards of Grand Canyon University’s Colangelo College of Business, Hustle PHOENIX, Fellowship of Christian Athletes, and is the Chairman and founder of Camelback Society. Mr. Klusman graduated from Arizona State University in 2003.

Mike Witherill –Mike Witherill serves as President, Chief Financial Officer, director, and Vice-Chairman of the Board of Rivulet Media, Inc. Mike Witherill is also CEO of MJW Media, Inc., MJW Music, Inc. and MJW Television, Inc., and served as founder of MJW Films, LLC. He has produced six movies in the last five years, including Drinking Buddies (staring Ana Kendrick, Olivia Wild and Jake Johnson), Frontera (staring Ed Harris, Eva Longoria, Amy Madigan and Michael Pena), Cardboard Boxer (staring Thomas Hayden Church, Terrence Howard and Boyd Holbrook), and John Wick (starring Keanu Reeves). Mr. Witherill is also the producer of the soon to be released music movie Stuck (staring Ashanti, Giancarlo Esposito, Amy Madigan, Arden Cho, Omar Chaparro and Gerard Canonico), which has won multiple film festival awards. Mr. Witherill is currently in early production of the film entitled The Manuscript, which will star Morgan Freeman. Mr. Witherill founded Rise Entertainment, a motion picture production company, in 2012, for which he was the manager and CEO until he sold his interest in 2013. He was the manager of Frontera Productions, LLC, an entity wholly owned by Rise Entertainment and the entity in which the movie Frontera was produced. Mr. Witherill was manager of H & W Movie Partners, LLC since 2009, an entity involved with the production of the movie A Little Bit of Heaven. Mr. Witherill co-founded MJW Films, LLC in 2013. He was a co-manager of MJW Films, LLC until July 2014, and continues to serve as its CEO. MJW Films, LLC created the special purpose movie production entities Stuck Productions, LLC and its related entity Stuck Movie, Inc., J Wick Productions, LLC, Planet Productions, LLC, and Cardboard Productions, LLC. Mr. Witherill is the CEO of each of these entities. Mr. Witherill co-founded MJW Media, LLC in 2013, and served as its CEO until its merger with MJW Media, Inc. in 2016. MJW Media, LLC was a producer loan out and movie production/development company. Mr. Witherill co-founded MJW Music, LLC in 2013, and was its CEO until its merger with MJW Music, Inc. in 2016. MJW Music, LLC was a film music and talent music production company. Mr. Witherill received a football scholarship to Arizona State University where he played and graduated in 1985 with a BA in Business. Mr. Witherill is the Co-Founder of the largest Dunkin Donuts franchisee in the western United States with over 50 current locations.

 Involvement in Certain Legal Proceedings

To the best of our knowledge, other than as described below with respect to Mr. Witherill, none of the Incoming Directors has, during the past ten years:

●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time.

●	has been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated; been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

MJW Films, LLC, filed a petition in the United Stated Bankruptcy Court for the District of Arizona on October 22, 2018, under Chapter 11 of the U.S. Bankruptcy Code. Michael J. Witherill was Chief Executive Officer of MJW Films, LLC, at the time of the filing. The parties in the bankruptcy proceeding have reached an agreement and this case is now settled.

Transactions with Related Persons

There are no transactions since the beginning of the Company’s last fiscal year or proposed transactions in which the Company was or is to be a participant in which any related person has or will have a direct or indirect material interest.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that none of our officers, directors and greater than 10% percent beneficial owners failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year or prior fiscal years.

Meetings and Committees of the Board of Directors

The Company does not have any standing committees, including a nominating, audit, or compensation committee, and due to its small size does not believe that committees are necessary at this time. The Company’s entire Board fulfills the duties of a nominating, audit, and compensation committee. For this reason, (1) there is no established policy with regard to the nomination of candidates recommended by stockholders; (2) there has been no specific minimum qualifications standard established; (3) there has not been developed a policy relating to specific qualities or skills believed to be necessary for a member of the Board to possess; and (4) there is no established process for identifying and evaluating nominees for director. No director of the Company is “independent.” Following the closing of the transaction set forth in the Purchase Agreement and the appointment of the new directors and officers, Mr. Klusman will serve as both Chairman of the Board and principal executive officer. The Company does not have a lead independent director.

The Board did not meet during the fiscal year ended January 31, 2020. Rather, the Board considered and acted on various matters through written action in lieu of meetings.

The Company’s stockholders are welcome to send communications to the Board or any individual director c/o the Company, Guo Fu Center, No. 18 Qin Ling Road, Laoshan District. Qingdao, 266000, China. All such communications will be forwarded directly to the specified director or to the entire Board, as applicable.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors’ Compensation

No director has been compensated for his or her services as a director of the Company in the Company’s last completed fiscal year.

Executive Compensation

No executive officer has been compensated for his or her services as a director of the Company in the Company’s last two completed fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEE CORP.

By:

/s/ Zhang Shufang

Name: Zhang Shufang

Title: President, Treasurer, Secretary and Director

(Principal Executive, Financial and Accounting Officer)

Date: September 8, 2020